Sun Life Financial announces Preferred Share issue

TORONTO, ON – (August 4, 2011) — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced a Canadian public offering of $200 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares"). The Series 10R Shares will be issued to the public at a price of $25.00 per share and holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending September 30, 2016, as and when declared by the Company's board of directors, payable in the amount of $0.24375 per Preferred Share, to yield 3.90 per cent annually.

On September 30, 2016, and every five years thereafter, the dividend rate will reset at a rate equal to the 5-Year Government of Canada bond yield plus 2.17 per cent. Subject to certain conditions, holders may elect to convert any or all of their Series 10R Shares into an equal number of Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (the "Series 11QR Shares") on September 30, 2016 and on the 30th of September every fifth year thereafter. Holders of the Series 11QR Shares will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the Company's board of directors, equal to the then 3-month Government of Canada Treasury Bill yield plus 2.17 per cent.

The net proceeds of the offering will be used for general corporate purposes. The offering will be underwritten by a syndicate led by Scotia Capital Inc., BMO Capital Markets and RBC Dominion Securities on a bought deal basis, and is expected to close on August 12, 2011. The proceeds from this domestic public offering are expected to qualify as Tier 1 capital of Sun Life Financial Inc. under current capital adequacy guidelines established by the Office of the Superintendent of Financial Institutions (OSFI).

Subject to regulatory approval, Sun Life Financial Inc. may redeem the Series 10R Shares in whole or in part on September 30, 2016 and on the 30th of September every five years thereafter.

An application is being made to list the Series 10R Shares as of the closing date on the Toronto Stock Exchange.

The Series 10R Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2011, the Sun Life Financial group of companies had total assets under management of $474 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com